August 18, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: SiSi Cheng

Re:     TransDigm Inc.
        Registration Statement on Form S-4 (Registration No. 333-258676)
Ladies and Gentlemen:
On behalf of TransDigm Inc. and the other registrants named in the Registration Statement on Form S-4 (File No. 333-258676) (collectively, “TransDigm”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-258676) of TransDigm be declared effective at 3:00 p.m. on Friday, August 20, 2021, or as soon thereafter as practicable. TransDigm respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.
Very truly yours,

TRANSDIGM INC.
By: /s/ Michael J. Lisman
    Name:     Michael J. Lisman
    Title:    Chief Financial Officer

cc:    Michael J. Solecki, Esq.